Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: March 18, 2021

Paysafe Announces Board of Directors for Post-Merger Public Company

~ Board announced in anticipation of Paysafe and Foley Trasimene Acquisition Corp. II

merger completing this spring ~

~ Bill Foley to become Chairman; five further new Directors bring additional bench strength and diversity ~

London, UK—March 18, 2021—Paysafe Limited (“Paysafe”), a leading specialized payments platform, which recently announced it would become a public company via a merger with special purpose acquisition company, Foley Trasimene Acquisition Corp. II (NYSE: BFT, BFT WS) (“Foley Trasimene”), today announced its Board of Directors, effective at the closing of the business combination transaction.

The post-merger Company Board, led by Chairman Bill Foley, is comprised of eleven (11) directors, bringing decades of industry experience across payments, banking, technology, gaming, entertainment, legal & regulatory affairs, capital markets and M&A.

William P. Foley, II, Chairman, commented, “I am very excited to work with the strong slate of directors upon merger completion. Over the course of the last few months I have come to know Philip and the Paysafe team very well and am looking forward to continuing the journey, enhancing Paysafe’s growth trajectory through accelerated operational transformation and M&A.”

Philip McHugh, CEO of Paysafe, added, “We have assembled a best-in-class Board of Directors comprised of proven, high-caliber leaders with extremely relevant but diverse perspectives. The collective strategic guidance and diversity they bring to the table, combined with the deep domain expertise we already possess in specialized payments, will serve us well as we accelerate our global growth strategy as a newly public company.”

Post-Merger Board Member nominees are:

William P. Foley, II

Best-in-class manager with decades of value creation in the public markets

Mr. Foley to lead the Company Board as Chairman.

Mr. Foley serves as Founder and Chairman of Foley Trasimene Acquisition Corp. II, leading the business combination of Foley Trasimene and Paysafe. Mr. Foley is also Chairman of Cannae Holdings, Inc. (NYSE: CNNE) (“Cannae”) since 2017. He has more than 30 years experience as a board member and executive officer of public and private companies in a wide variety of industries, and a strong track record of building and maintaining stockholder value and successfully negotiating and implementing mergers and acquisitions. Mr. Foley has driven favorable outcomes due to his operational expertise, disciplined industry consolidation and rapid execution on cost-reduction opportunities in connection with mergers and acquisitions.

Mr. Foley is also founder of Fidelity National Financial, Inc. (NYSE: FNF) (“FNF”), and has served as the Chairman of the board of directors of FNF since 1984 and previously served as its Chief Executive Officer and President. Mr. Foley currently serves as the managing member and a Senior Managing Director of Trasimene Capital Management, LLC, a private company. He also serves as Chairman of Black Knight, Inc. (NYSE: BKI), and Chairman of Cannae portfolio company Dun & Bradstreet (NYSE: DNB).

After receiving his B.S. degree in engineering from the United States Military Academy at West Point, Mr. Foley served in the U.S. Air Force, where he attained the rank of captain.

Anthony Jabbour

CEO and COO with proven track record of growth and innovation in fintech

Mr. Jabbour is CEO of Dun & Bradstreet, a leading global provider of business decisioning data and analytics and concurrently serves as CEO of Black Knight, Inc., a premier provider of integrated software, data, and analytics to the mortgage industry.

Prior to joining Black Knight, Mr. Jabbour was the COO of Fidelity National Information Services, Inc. (“FIS”), a global leader in financial services technology ranked as the number one fintech company for the past several years. Mr. Jabbour joined FIS in 2004, where he held positions of increasing responsibility in operations and delivery services as a key member of the executive leadership team. During his tenure with FIS, Mr. Jabbour consistently helped the company grow through a solid combination of organic growth, product expansion, market penetration, and strategic acquisitions.

Mr. Jabbour began his career in IBM’s Global Services group, where he managed complex client relationships and projects, including the launch of a stand-alone internet bank for CIBC, a major Canadian financial institution. That achievement led him to join CIBC, where he built similar capabilities for the company’s U.S. market.

Mr. Jabbour holds a bachelor’s degree in electrical engineering from the University of Toronto.

Dagmar Kollmann

Experienced investment bank CEO with deep knowledge of legal, regulatory and M&A matters

Ms. Kollmann is a member of the Supervisory Board and Chairperson of the Audit Committee of Deutsche Telekom AG. She is also a member of the Supervisory Boards of Unibail-Rodamco-Westfield SE and of Coca Cola European Partners, as well as being Deputy Chairperson of the Supervisory Board and Chairperson of the Audit Committee, of Deutsche Pfandbriefbank AG. Previously, she has been Deputy Chairperson of the Supervisory Board, as well as Chairperson of the Audit Committee, of Hypo Real Estate Holding AG, and a member of the Supervisory Board of KfW-IPEX Bank GmbH. She has also been a member of the Supervisory Board of Bank Gutmann AG.

Ms. Kollmann is a Commissioner in the Monopolies Commission in Germany, a permanent and independent expert committee, which advises the German government and legislature in the areas of competition policy-making, competition law and regulation. Its reports are published.

Previously, Ms. Kollmann was CEO of Morgan Stanley Bank AG in Frankfurt. In addition to her role as CEO and Country Head for Germany and Austria, she was a member of the Boards of Directors of Morgan Stanley International Ltd. and Morgan Stanley & Co International, Ltd. in London.

Prior to joining Morgan Stanley, Ms. Kollmann worked at UBS Philips & Drew Ltd, both in M&A and subsequently in the Equities Division. Past mandates include a membership in the Advisory Board of the EUREX Group and the role of “Sherpa” in the “Initiative Finanzplatz Deutschland.”

She holds a Master Degree in Law from the University of Vienna.

Jonathan Murphy

Experienced investor in technology and fintech industries; extensive M&A experience

Mr. Murphy joined Blackstone in 2021 and is a Managing Director in the firm’s Private Equity Group, where he focuses on investments in the technology and financial technology industries.

Prior to Blackstone, Mr. Murphy spent over eight years at Francisco Partners, a U.S.-based private equity fund that focuses on investments in the technology industry. While at Francisco Partners, Mr. Murphy was involved in the firm’s investments in Civitas Learning, Dynamo Software, eFront, Lucidworks and Operative.

Before joining Blackstone, Mr. Murphy worked at CPPIB in the Direct Investment Group and Morgan Stanley in the Investment Banking Division.

Mr. Murphy received a Bachelor of Commerce from University College Dublin where he graduated with First Class Honors.

James J. Murren

Seasoned executive in the entertainment and gaming industries; former Chairman of American Gaming Association; philanthropist and commitment to ESG

Mr. Murren was appointed to lead the Nevada COVID-19 Response, Relief and Recovery Task Force on March 22, 2020 by Governor Steve Sisolak.

He served on the National Infrastructure Advisory Council from December of 2013 to September of 2020, and has been a member of the Board of Trustees for Howard University since 2016.

Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the former Chairman and CEO of MGM Resorts International from December 2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017 and was on the Board of Trustees of the Brookings Institution from 2011 to 2018.

In 2003, Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the state of Nevada until 2013. Mr. Murren is also a founding contributor to Nevada’s first Fisher House which provides housing for military and Veterans’ families, which was founded in February of 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College.

Hilary Stewart-Jones

Long standing legal and regulatory expert in the multi-jurisdictional online and retail gambling industries

Ms. Stewart-Jones is a practicing UK lawyer who has specialized in assisting gambling companies and associated businesses since 1995 both in house and in private practice. She headed sector teams as a partner at BLP and DLA UK LLP, where she was able to leverage an international network to help support the burgeoning multi-jurisdictional online gambling industry from 2000-2013. From 2013 to 2015 she sat on the board of Playtech PLC, the LSE Main Market listed software house, becoming Deputy Chairman in 2014.

Ms. Stewart-Jones has maintained a solicitor’s practicing certificate for 33 years and continues to give legal advice to a wide portfolio of clients on a broad range of gambling related commercial and regulatory issues.

She holds an LLB from Queen Mary College, London and an LLM from Queen Mary, Kings, UCL and LSE (London inter-collegiate). She also holds a Personal Management Licence from the Gambling Commission.

Existing Paysafe Board Directors nominated to the post-merger Company Board are:

Additionally, five existing Paysafe board members have been nominated to retain their board positions post-merger:

•	Philip McHugh, CEO, Paysafe

•	Matthew Bryant, Managing Director, CVC

•	Walter Macnee, Director

•	Eli Nagler, Senior Managing Director, Blackstone

•	Peter Rutland, Managing Partner, CVC

Paysafe and Foley Trasimene Acquisition Corp. II Business Combination Update

A special meeting of the Foley Trasimene stockholders has been scheduled for March 25, 2021, and the transaction is expected to close shortly thereafter subject to approval by Foley Trasimene stockholders and other customary closing conditions. Upon closing, the newly combined company will operate as Paysafe and trade on the New York Stock Exchange (NYSE) under the symbol “PSFE”.

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About Paysafe

Paysafe Group (Paysafe) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $98 billion in 2019, and approximately 3,000 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

About Foley Trasimene Acquisition Corp. II (NYSE: BFT)

Foley Trasimene Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities. For more information, please visit www.foleytrasimene2.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. FTAC’s and Paysafe’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FTAC’s and Paysafe’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside FTAC’s and Paysafe’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against FTAC and/or Paysafe following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of FTAC, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Paysafe’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Paysafe’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Paysafe to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that FTAC or Paysafe may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in FTAC’s most recent filings with the SEC and in the Form F-4 (as defined herein), including the proxy statement/prospectus filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning FTAC or Paysafe, the transactions described herein or other matters and attributable to FTAC, Paysafe or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of FTAC and Paysafe expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) has been filed by Paysafe with the SEC that includes preliminary and definitive proxy statements that have been distributed to holders of FTAC’s common stock in connection with FTAC’s solicitation for proxies for the vote by FTAC’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Paysafe relating to the offer of the securities to be issued in connection with the completion of the business combination. FTAC Paysafe urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Paysafe, FTAC, and the proposed business combination. Such persons can also read FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination.

The definitive proxy statement/prospectus has been mailed to FTAC’s stockholders as of the record date established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

FTAC, Paysafe and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTAC’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of FTAC’s and Paysafe’s participants in the solicitation, which may, in some cases, be different than those of FTAC’s and Paysafe’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTAC or Paysafe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Paysafe Media Contact

Kate Aldridge

Paysafe

+44 750 079 7547

Kate.Aldridge@paysafe.com

Paysafe Investor Contact

William Maina

ICR for Paysafe

+1 646-277-1236

Paysafe-IR@icrinc.com

Foley Trasimene Acquisition Corp. II Investor Contact

Shannon Devine

Solebury Trout

+1 203-858-1945

Sdevine@soleburytrout.com